ALBERTSONS COMPANIES, INC.

250 Parkcenter Blvd.

Boise, ID 83706

June 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Albertsons Companies, Inc. Registration Statement No. 333-236956

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Albertsons Companies, Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2020 (Commission File No. 333-236956) (the “Registration Statement”), as amended to date, be accelerated so that the Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on June 25, 2020, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106, of Schulte Roth & Zabel LLP, counsel to the Registrant, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Please direct any questions or comments regarding this acceleration request to Stuart D. Freedman at (212) 756-2407 or Antonio L. Diaz-Albertini at (212) 756-2106.

(Signature Page Follows)

Sincerely,

ALBERTSONS COMPANIES, INC.

By:	/s/ Juliette W. Pryor

Name: Juliette W. Pryor
Title: Executive Vice President, General Counsel & Secretary